SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CARDINAL MINERALS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

141510 10 7

(CUSIP Number)

June 24, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141510 10 7	Page 2 of 5 Pages

1    NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Anthony Richard Bullock

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION        Republic of Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER	1,942,696 (Common)
		1,054,562 (Preferred
		Non Voting)
	(6) SHARED VOTING POWER	0

	(7) SOLE DISPOSITIVE POWER	1,942,696 (Common)
		1,054,562 (Preferred Non Voting)
	(8) SHARED DISPOSITIVE POWER	0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock	1,942,696
Preferred Stock (convertible at 1:1)	1,054,561
Total if Preferred was converted

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

CUSIP No. 141510 10 7	Page 3 of 5 Pages

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Common Stock	9%
Preferred Stock	5%
Total	14%

12 TYPE OF REPORTING PERSON*

(IN) INDIVIDUAL

ITEM 1.

(a) Name of Issuer:

Cardinal Minerals, Inc.

(b) Address of Issuer's Principal Executive Offices:

2950 E. Flamingo Rd., Suite B,

Las Vegas, Nevada 89121.

ITEM 2.

(a) Names of Persons Filing:

Anthony Richard Bullock

(b) Address or Principal Business Office or, if none, Residence:

Each of the reporting persons and entities has a business address of:

19 Ferguson Drive

Belfast, Northern Ireland BT4 2A2

(c) Citizenship:

Republic of Ireland

(d) Title of Class of Securities:

Common Stock, $0.01 par value

Preferred Stock, $0.01 par value

(e) CUSIP No.:

141510 10 7

CUSIP No. 141510 10 7	Page 4 of 5 Pages

ITEM 3.

NOT APPLICABLE

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount Beneficially Owned:	1,942,696 -Common Stock
1,054,562 - Preferred
b.	Percent of class:	9% - Common Stock
5% - Preferred Stock
c.	Number of shares as to which such person has:
	i. Sole power to vote or to direct the vote:	1,942,696 (Common) 1,054,562 (Preferred Non Voting)
	ii. Shared power to vote or to direct the vote:	0
	iii. Sole power to dispose or to direct the disposition of:	1,942,696 (Common) 1,054,562 (Preferred Non Voting)
	iv. Shared power to dispose or to direct the disposition of:	0

ITEM 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person

NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

ITEM 8. Identification and Classification of Members of the Group

NOT APPLICABLE

ITEM 9. Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 141510 10 7	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2004	By:/s/ Anthony Richard Bullock
Anthony Richard Bullock